Free Writing Prospectus dated November 13, 2019 (to the prospectus dated October 26, 2017 and Preliminary Prospectus Supplement dated November 13, 2019)	Filed Pursuant to Rule 433 Registration Statement Nos. 333-221130 and 333-221130-01 November 13, 2019

EQUINOR ASA

FINAL TERM SHEET

$1,000,000,000 3.250% Fixed Rate Notes due 2049

Issuer:	Equinor ASA (“Equinor”)

Guarantor:	Equinor Energy AS (“Equinor Energy”)

Title:	3.250% Fixed Rate Notes due 2049 (the “Notes”)

Total Initial Principal Amount:	$1,000,000,000

Settlement Date:	November 18, 2019 (T+3)

Maturity Date:	November 18, 2049

Day Count:	30/360

Day Count Convention:	Following unadjusted

Coupon:	3.250%

Date Interest Starts Accruing:	November 18, 2019

Interest Payment Dates:	May 18 and November 18 of each year, subject to the Day Count Convention, commencing May 18, 2020

Public Offering Price:	Per Note: 98.415%; Total: $984,150,000

Net Proceeds, After Underwriting Discount, but Before Expenses, to Equinor:	Per Note: 97.815%; Total: $978,150,000

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price and Yield:	97-18, 2.364%

Spread to Benchmark Treasury:	97 bps

Re-Offer Yield:	3.334%

Optional Make-Whole Redemption:	Prior to May 18, 2049 (six months prior to maturity), Equinor has the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed as if the Notes to be redeemed matured on May 18, 2049 (six months prior to maturity) (not including any portion of payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the preliminary prospectus supplement) plus 15 basis points, plus accrued and unpaid interest to the date of redemption. On or after May 18, 2049 (six months prior to maturity), Equinor has the right to redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Tax Redemption:	As described in the preliminary prospectus supplement.

Denominations:	$1,000 and integral multiples of $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC

CUSIP Number:	29446M AC6

ISIN:	US29446MAC64

No Negative Pledge:	The Notes will not benefit from any negative pledge.

No Limitation on Sale and Leaseback Transactions:	The Notes will not benefit from any limitation on sale and leaseback transactions.

Guarantee Release Provisions:	As described in the preliminary prospectus supplement.

Issuer Substitution Provisions:	As described in the preliminary prospectus supplement.

* * * * * * * *

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that the Notes initially will settle on the third business day following the trade date, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA.

The Issuer and the Guarantor have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. at 1-800-931-9146, (ii) Goldman Sachs & Co. LLC at 1-866-471-2526, (iii) Mizuho Securities USA LLC at 1-866-271-7403 or (iv) Morgan Stanley & Co. LLC at 1-866-718-1649.